EXHIBIT 12.1

     Becton, Dickinson and Company
Calculation of Ratio of Earnings to Fixed Charges

		Year Ended September 30,

	Six Months Ended March 31, 2006	2005	2004	2003	2002	2001

	(in millions, except for the Ratio of Earnings to Fixed Charges)
Earnings:
Income From Continuing Operations
Before Income Taxes	$534.4	$1,004.9	$752.9	$722.0	$627.5	$535.2
Interest Capitalized, Net	0.8	2.7	4.4	5.7	(3.0)	(17.1)
Fixed Charges	54.9	92.2	77.0	71.9	75.3	106.4

Earnings as Adjusted	$590.1	$1,099.8	$834.3	$799.6	$699.8	$624.5

Fixed Charges:
Interest Cost	$45.0	$70.4	$57.0	$53.8	$58.2	$90.2
Interest Allocable to Rents	9.8	19.7	19.7	17.8	16.8	15.9
Amortization of Debt Expense	0.1	2.1	0.3	0.3	0.3	0.3

Fixed Charges	$54.9	$92.2	$77.0	$71.9	$75.3	$106.4

Ratio of Earnings to Fixed Charges	10.7	11.9	10.8	11.1	9.3	5.9